Exhibit 12.1

Ratio of Earnings to Fixed Charges

(in millions, except for ratios)

Fiscal Year Ended
	January 1, 2012	December 31, 2012	December 31, 2013	December 31, 2014	December 31, 2015
Earnings:

Pre-tax income (excluding equity income of affiliates)	$111.3	$100.4	$85.1	$152.00	$141.0
Dividends received from unconsolidated joint ventures	9.9	—	3.2	4.3	3.2

Interest Expense (including the interest element of rental expense and write-off of deferred financing fees)	88.9	104.1	116.9	100.7	122.0

Total Earnings + Fixed Charges	$210.1	$204.5	$205.2	$257.0	$266.2

Fixed Charges:
Interest Expense (including the interest element of rental expense and write-off of deferred financing fees)	$88.9	$104.1	$116.9	$100.7	$122.0
Capitalized interest	3.1	1.2	—	0.7	1.0

Total Fixed Charges (Including capitalized interest)	$92.0	$105.3	$116.9	$101.4	$122.8

Ratio of Earnings to Fixed Charges	2.3x	1.9x	1.8x	2.5x	2.1x